UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: January 31, 2008

For immediate release
January 31, 2008

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Revision of the Outlook for Performance
          Makita Corporation announces the following revisions in its outlook for consolidated and non-consolidated performance released with the announcement of interim results for the six months ended October 31, 2007.
1.	Revised outlook for consolidated performance during the fiscal 2008 (from April 1, 2007, to March 31, 2008)

	(Million yen)
			Income before
	Net sales	Operating income	income taxes	Net income
Outlook announced previously (A)	330,000	62,000	62,500	42,800
Revised outlook (B)	338,000	66,000	66,000	45,200
Change (B-A)	8,000	4,000	3,500	2,400
Percentage revision	2.4%	6.5%	5.6%	5.6%
Actual results for the previous year ended March 31, 2007	279,933	48,176	49,323	36,971

(Note)  Net income per share for the fiscal year is projected to be 314.38 yen.
2.	Revised outlook for non-consolidated performance during the fiscal 2008 (from April 1, 2007, to March 31, 2008)

	(Million yen)
			Ordinary
	Net sales	Operating income	profit	Net income
Outlook announced previously (A)	128,000	21,000	30,000	21,500
Revised outlook (B)	131,500	21,100	36,500	27,800
Change (B-A)	3,500	100	6,500	6,300
Percentage revision	2.7%	0.5%	21.7%	29.3%
Actual results for the previous year ended March 31, 2007	125,493	19,837	32,267	21,863

(Note)  Net income per share for the fiscal year is projected to be 193.36 yen.
3.	Reasons for Revision of the Outlook
Despite spreading repercussions from the US sub-prime loan problem, which will have an impact on economies worldwide, the forecast for consolidated results for the year ending March 2008 takes into consideration Makita’s strong performance up until this third quarter.

As for non-consolidated results for the year ending March 2008, performance has been sound, particularly for exports, and the outlook below is based on the assumption, among other factors, of an increase in dividends by our subsidiary in China during this third quarter.

The above forecast for the final quarter is based on the assumption of exchange rates of 106 yen to US$1 and 158 yen to 1 Euro. And, the forecast for the year ending is based on the assumption of exchange rates of 114 yen to US$1 and 161 yen to 1 Euro. (outlook announced previously: 116 yen to US$1 and 161 yen to 1 Euro).
FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language	1